

Mail Stop 3561   July 11, 2016

Via E-mail
Xiangqian Wu
General Manager
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re: Yanzhou Coal Mining Company Limited**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 26, 2016**
> **File No. 001-14714**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Item 3. Key Information
A. Selected Financial Data, page 9

1.   You disclose "operating income per share before income tax" and "profit from continuing operation per ADS before income tax," but do not appear to disclose how these amounts were computed. Please do so in future filings. If these amounts represent non-IFRS measures, please also revise your disclosures to comply with the guidance outlined in Item 10(e) of Regulation S-K. Refer to General Instruction C(e) of Form 20-F. Please provide us your proposed disclosures.

Item 4. Information on the Company
B. Business Overview, page 27

2.   The reserve figures on pages 27 and 28 of your filing do not appear to correspond to the reserve figures that are presented in tabular format beginning on page 61 of your filing. Please advise.

D. Property, Plant and Equipment, page 51

3.   We note your statement on page 7 that your company believes that the methods it uses to estimate these reserves are consistent with definitions and classifications in Securities Act Industry Guide 7, the JORC Code and PRC Standards, as applicable, to its PRC and Australian mines. Please confirm that all mineral reserves reported in your filing meet the definition of a reserve as defined in paragraph (a) of Industry Guide 7. In addition, please revise future filings to include a statement that all mineral reserves meet the definitions in Industry Guide 7.

4.   Please disclose the reporting units for your Beisu and Yangcun recoverable reserves on page 63 of your filing and the Anyuan and Wenyu recoverable reserves on page 66 of your filing.

5.   We note your disclosure of mineral reserves for your Beisu, Yangcun, Anyuan, and Wenyu coal mines that were prepared based on PRC standards. Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology, and topography.

- A detailed description of your procedures for estimating reserves.

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Segment Information, page 85

6. Your disclosure under Note 6, segment information, on page F-47 indicates that segment results is the measure reported to the chief operating decision maker for purposes of resource allocation and assessment of segment performance. Please expand your discussion in future filings to describe the underlying drivers for the changes in the segment results measure between reporting periods for each of your segments. If there are multiple drivers that are responsible for the changes in segment results, please discuss and quantify the effect for each driver that you have identified. Please provide your proposed revisions to the discussion of your results of operations for your segments for 2015 as compared to 2014 in your response.

Report and Consolidated Financial Statements
Consolidated Income Statements, page F-3

7. Given the significance of your share of profit of associates and your share of loss of joint ventures in comparison to profit before income taxes in 2015, please clarify how you have considered the need for separate financial statements for significant equity method investments pursuant to Rule 3-09 of Regulation S-X. As part of your response, please provide the computations prepared supporting your conclusions that financial statements for your investments in the associates, Huadian Zouxian and Shaanxi Chemical, and your joint venture interest in Middlemount Joint Venture were not required pursuant to Rule 3-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining